Exhibit 99.1

CAZOO HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended June 30, 2021

Continuing operations	Notes	June 30 2021 £’000	June 30 2020 £’000

Revenue(1)	3	248,209	39,945
Cost of sales		(236,850)	(41,381)
Gross profit/(loss)		11,359	(1,436)
Marketing expenses		(29,355)	(10,354)
Selling and distribution expenses		(20,389)	(5,298)
Administrative expenses		(69,427)	(13,236)
Loss from operations		(107,812)	(30,324)
Finance income		166	185
Finance expense		(1,793)	(627)
Loss before tax		(109,439)	(30,766)
Tax credit	5	7,326	-
Loss for the period		(102,113)	(30,766)

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		76	-

Other comprehensive income for the period		76	-

Total comprehensive loss for the period		(102,037)	(30,766)

Earnings per share:

Net loss per ordinary share, basic		£(0.67)	£(0.28)
Net loss per ordinary share, diluted		£(0.67)	£(0.28)

[1]	Revenue excludes £7.5 million of sales where Cazoo sold vehicles as an agent for third parties and only the net commission received from those sales is recorded within revenue.

The notes on pages 7 to 21 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at June 30, 2021

		June 30 2021 Unaudited	December 31 2020 Audited
	Notes	£’000	£’000
Assets
Property, plant and equipment	6	182,631	85,934
Intangible assets	7	155,037	26,660
Trade and other receivables		8,865	7,511

Non-current assets		346,533	120,105

Inventory		127,322	114,694
Trade and other receivables		38,773	29,358
Cash and cash equivalents	12	60,347	243,524

Current assets		226,442	387,576

Total assets		572,975	507,681

Liabilities
Trade and other payables	8	76,569	35,569
Loans and borrowings	9	130,803	94,617
Warrants		6,648	-
Provisions	10	-	-

Current liabilities		214,020	130,186

Loans and borrowings	9	48,478	43,634
Provisions	10	4,163	3,363

Non-current liabilities		52,641	46,997

Total liabilities		266,661	177,183

Net assets		306,314	330,498

Equity
Share capital		-	-
Share premium		266,120	266,120
Merger reserve		246,598	181,250
Retained earnings		(206,480)	(116,872)
Foreign currency translation reserve		76	-

Total equity		306,314	330,498

The notes on pages 7 to 21 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2021

		Share capital	Share premium	Merger reserve	Retained earnings	Foreign currency translation reserve	Total equity
	Note	£’000	£’000	£’000	£’000	£’000	£’000

At January 1, 2021		-	266,120	181,250	(116,872)	-	330,498

Comprehensive loss for the period

Loss for the period		-	-	-	(102,113)	-	(102,113)
Other comprehensive income		-	-	-	-	76	76

Total comprehensive loss		-	-	-	(102,113)	76	(102,037)

Contributions by and distributions to owners
Acquisition of subsidiaries	4	-	-	65,348	-	-	65,348
Share based payments		-	-	-	12,505	-	12,505

At June 30, 2021		-	266,120	246,598	(206,480)	76	306,314

The notes on pages 7 to 21 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2020

		Share capital	Share premium	Merger reserve	Retained earnings	Foreign currency translation reserve	Total equity
	Note	£’000	£’000	£’000	£’000	£’000	£’000

At January 1, 2020		-	81,500	-	(17,944)	-	63,556

Comprehensive loss for the period

Loss for the period		-	-	-	(30,766)	-	(30,766)
Other comprehensive income		-	-	-	-	-	-

Total comprehensive loss		-	-	-	(30,766)	-	(30,766)

Contributions by and distributions to owners
Issue of share capital		-	125,000	-	-	-	125,000
Group restructuring[1]		-	(181,250)	181,250	-	-	-
Share based payments		-	-	-	326	-	326

At June 30, 2020		-	25,250	181,250	(48,384)	-	158,116

[1]	On June 10, 2020, the Group was subject to a restructuring where Cazoo Holdings Limited was inserted at the top of the Group as a new parent company resulting in a merger reserve.

The notes on pages 7 to 21 form part of these financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended June 30, 2021

	Note	June 30 2021 £’000	June 30 2020 £’000
Cash flows from operating activities
Loss for the period		(102,113)	(30,766)

Adjustments for:
Depreciation of property, plant, and equipment	6	10,531	2,039
Amortisation of intangible assets	7	4,618	457
Finance income		(166)	(185)
Finance expense		1,793	627
Share-based payment expense		12,688	326
Tax credit	5	(7,326)	-
		(79,975)	(27,502)

Movements in working capital:
Decrease/(increase) in trade and other receivables		8,508	(10,571)
Increase in inventory		(12,294)	(3,095)
Increase in trade and other payables		28,106	9,727

Total working capital movements		24,320	(3,939)

Other cash flows from operating activities:
Interest received		166	185

Net cash used in operating activities		(55,489)	(31,256)

Cash flows from investing activities
Purchases of property, plant and equipment	6	(34,685)	(568)
Purchases and development of intangible fixed assets	7	(4,810)	(687)
Acquisition of subsidiaries, net of cash acquired	4	(79,695)	-

Net cash used in investing activities		(119,190)	(1,255)

Cash flows from financing activities
Proceeds from issue of shares		-	125,000
Proceeds from stocking loans		217,399	49,152
Repayment of stocking loans		(218,520)	(49,509)
Repayment of mortgages		(1,070)	-
Interest paid on loans and borrowings		(1,711)	(627)
Lease payments	8	(4,596)	(3,188)

Net cash (used in)/generated from financing activities		(8,498)	120,828

Net (decrease)/increase in cash and cash equivalents		(183,177)	88,317
Cash and cash equivalents at the beginning of the period		243,524	34,539

Cash and cash equivalents at the end of the period		60,347	122,856

The notes on pages 7 to 21 form part of these financial statements.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Reporting entity

Cazoo Holdings Limited (the ‘Company’, ‘Cazoo’ or ‘the Group’) is a limited company incorporated in the United Kingdom incorporated on February 7, 2020. The Company’s registered office is at 41 Chalton Street, London, NW1 1JD. The Company’s principal activity is the operation of an e-commerce platform for buying used cars.

The consolidated financial statements incorporate the accounts of the Company and entities controlled by the Company (“its subsidiaries”).

2.	Basis of preparation

This condensed consolidated interim financial report for the half-year reporting period ended June 30, 2021 has been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting. The interim report does not include all the information and disclosures required in the annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended December 31, 2020. The interim report does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended December 31, 2020, which contained an unqualified audit report under Section 495 of the Companies Act 2006 (which did not make any statements under Section 498 of the Companies Act 2006), will be delivered to the Registrar of Companies.

Except as described in 2.2. below, the accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2020.

2.1.	Going concern

The financial statements have been prepared on a going concern basis as the Directors’ are satisfied that the Group will continue in operational existence for the foreseeable future. In assessing the going concern position of the Group, the Directors have considered the Group’s cash flows, liquidity and business activities. As at June 30, 2021, the Group had net assets of £306.3 million and a cash balance of £60.3 million.

The Group has raised additional capital of $836 million after fees in the third quarter of 2021 through a business combination with Ajax I; a special purpose acquisition company listed on the New York Stock Exchange (the “business combination”). The additional capital will fund Cazoo’s growth strategy in the UK and across Europe. The business combination was approved by both the shareholders of Cazoo Holdings Limited and Ajax I and the transaction was completed on August 26, 2021. On this basis the Directors are satisfied that the interim accounts should be prepared on a going concern basis and that the Group will continue in operational existence for a period of at least 12 months from the issuance of the interim financial statements.

2.2.	New accounting policies

2.2.1.	Retail revenue

Retail revenue also includes the sale of a small number of vehicles where Cazoo acts as an agent and receives a fixed commission from the supplier when the vehicle is sold. Under IFRS 15 only the net commission received from these sales is recorded within revenue, with 100% of that revenue contributing towards gross profit. Any ancillary revenue earned on the transaction continues to be recognised separately.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

2.2.2.	Other revenue

Revenue from the Cazoo Subscription Service is recognised under IFRS 16 and as such is recognised on a straight-line basis over the contract period and presented as part of ‘other revenue’ within the breakdown of revenue in the statement of profit or loss. The Cazoo Subscription Service allows customers to subscribe for a vehicle over a period of time for a monthly fee as an alternative to ownership.

Revenue from provision of related services such as maintenance and breakdown are recognised in accordance with IFRS 15 – overtime, as the services are provided.

2.2.3.	Leasing

Group acting as a lessor

The subscription of vehicles to customers is recognised under IFRS 16. When the Group acts as a lessor, it determines at the lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the short-term lease exemption, then it classifies the sub-lease as an operating lease.

If an arrangement contains lease and non-lease components, then the Group applies IFRS 15 to allocate the consideration in the contract.

The Group recognises lease payments received under operating leases as revenue on a straight-line basis over the lease term as part of ‘other sales’.

Amounts due from lessees under finance leases are recorded as a receivable at an amount equal to the net investment in the lease. The Group recognises finance income over the lease term, reflecting a constant periodic rate of return on the Group’s net investment in the lease. The Group applies the derecognition and impairment requirements in IFRS 9 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

2.2.4.	Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated into the Group’s functional currency (Pounds Sterling) at the exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the exchange rate when the fair value was determined. Non-monetary items that are measured based on historical cost in foreign currency are translated at the exchange rate at the date of the transaction.

Foreign currency differences are recognised in profit or loss and presented within finance costs.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition are translated at the exchange rates at the reporting date. The income and expenses of foreign operations are translated at the exchange rates at the dates of the transactions.

Foreign currency differences are recognised in Other Comprehensive Income (OCI) and accumulated in the translation reserve.

2.2.5.	Intangible assets

For specific acquisitions, the Group has identified intangible assets in respect of customer relationships and brands. The values of these intangibles are recognised as part of the identifiable assets and liabilities acquired.

Intangible assets that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortisation and any accumulated impairment losses.

Amortisation is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives and is recognised in profit or loss.

The estimated useful lives are as follows:

Customer relationships	Over the period of the expected benefit, between 2 to 6 years
Brand name	Over the period of use in the business, up to 3 years

2.3.	New standards, interpretations and amendments adopted by the Group

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2021, but do not have an impact on the interim condensed consolidated financial statements of the Group.

Interest Rate Benchmark Reform – Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR). The amendments include the following practical expedients:

●	A practical expedient to require contractual changes, or changes to cash flows that are directly required by the reform, to be treated as changes to a floating interest rate, equivalent to a movement in a market rate of interest.

●	Permit changes required by IBOR reform to be made to hedge designations and hedge documentation without the hedging relationship being discontinued.

●	Provide temporary relief to entities from having to meet the separately identifiable requirement when an RFR instrument is designated as a hedge of a risk component.

These amendments had no impact on the interim condensed consolidated financial statements of the Group. The Group intends to use the practical expedients in future periods if they become applicable.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

3.	Revenue

3.1.	Disaggregated revenue information

The following is an analysis of the Group’s revenue for the period from continuing operations. The Group’s Chief Operating Decision Maker (CODM) has been identified as the Board of Directors. Management assesses and monitors the revenue performance of the Group as a single segment in line with the way the Group is assessed and managed by the CODM.

All material revenue recognised has arisen within the UK.

	June 30 2021 £’000	June 30 2020 £’000
Revenue:
Retail	207,948	36,902
Wholesale	12,774	2,509
Other sales	27,487	534

Revenue	248,209	39,945

Other sales include commission revenue from finance and warranty sales where the Group is not the principal of the transaction and revenue is recognised on a net basis.

Recognition of revenue

Revenue from contracts with customers	240,530	39,945
Other revenue	7,679	-

	248,209	39,945

All revenue from contracts with customers are recognised at a point in time.

3.2.	Contract balances

	June 30 2021 £’000	December 31 2020 £‘000

Trade receivables	12,715	7,243
Contract assets	153	599
Contract liabilities	(15,668)	(9,059)

All contract assets and liabilities are short term in nature and are derecognised within one month of the reporting period end across both June 30, 2021 and December 31, 2020 financial periods.

Revenue expected to be recognised in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the period end is summarised as below.

	Within one month as at June 30, 2021 £’000	Within one month as at December 31, 2020 £’000

Undelivered vehicles	13,678	9,059

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

For the six months ended June 30, 2021

4.	Business Combinations

4.1.	Drover Limited

On January 25, 2021, Cazoo Holdings Limited acquired 100% of the share capital of Drover Limited (“Drover”) for a total consideration of £65.4 million, as measured in accordance with IFRS 3. The acquisition balance sheet includes £4.0 million of cash on balance sheet. Total consideration net of cash acquired was £61.4 million.

Drover is car subscription service with operations in the United Kingdom and France. Founded in 2016, Drover provided a monthly car subscription service, including maintenance, servicing, tax, breakdown cover and optional insurance, allowing its customers to choose from over 50 different models, all available online. The Group acquired Drover to accelerate its entry into the car subscription market and the acquisition provided the Group an existing customer base of over 2,000 active subscribers in the UK as well as a nascent subscriber base in France along with the associated recurring revenues.

The purchase has been accounted for as a business combination under the acquisition method in accordance with IFRS 3. The interim condensed consolidated financial statements include the results of Drover for the period from the acquisition date.

In calculating goodwill arising from the acquisition, the fair value of net assets acquired was assessed and no material adjustments from book value were made to existing assets and liabilities. The Group has recognised a number of separately identifiable intangible assets as part of the acquisition, details of the provisional amounts are set out in the table below.

£’000
Property, plant and equipment	3,943
Trade and other receivables	4,868
Cash	3,975
Trade and other payables	(4,819)
Loans and borrowings	(3,791)

Total net assets acquired	4,176

Intangible assets recognised on acquisition:
Software	19,558
Brand	1,303
Deferred tax arising on intangible assets	(3,983)

Total intangible assets arising on acquisition	16,878

Total identifiable net assets at fair value	21,054

Goodwill	44,310

Purchase consideration transferred	65,365

Satisfied by:
Cash	20,997
Debt assumed and discharged	4,463
Shares issued	33,339
Warrants issued	6,566
Purchase consideration transferred	65,365

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

For the six months ended June 30, 2021

4.1.	Drover Limited (Continued)

The fair value of the ordinary shares issued at the date of acquisition was determined as £10.6 per ordinary share. This is consistent with an independent valuation of the Group’s ordinary shares at the last funding round.

At the date of the acquisition, the carrying amount of trade and other receivables was £4.9 million and all of this was expected to be collectible in the short term. As such, there was no difference between the carrying amount and fair value of trade and other receivables at the date of acquisition.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavourable terms of the lease relative to market terms.

Software acquired represents Drover’s subscription platform system that has been developed in-house and is considered to be Drover owned intellectual property. The platform underpins Drover’s business allowing customers to book, pay and manage their subscriptions.

During the six months ended June 30, 2021, the Group launched the Cazoo Subscription Service, bringing the technology and subscription offering previously provided by Drover under the Cazoo brand. Accordingly, the Drover brand was considered to be fully impaired during the period and has been written off to the profit or loss account.

Goodwill is attributable mainly to the skills and technical talent of Drover’s workforce, and the synergies expected to be achieved from integrating the company into the Group’s existing standard car business.

Upon acquisition, warrants were issued as consideration giving the holders the right to purchase ordinary share capital of Cazoo Holdings Limited at the next funding round at a 20 percent discount to the equity share price of that round. The benefit gained by the warrant holders is a fixed value and therefore the warrants have been recorded as a financial liability. As at the date of this report all warrant liabilities have been extinguished as part of the Group’s listing on the New York Stock Exchange.

From the date of acquisition to June 30, 2021, Drover has contributed £4.8 million of revenue and £3.6 million to the Group’s loss before tax. If the acquisition had occurred on January 1, 2021, management estimates that the Group’s revenue from continuing operations would have been £248.9 million and the loss from continuing operations for the period would have been £102.7 million.

Transaction costs of £0.8 million have been expensed and are included in administrative expenses in the statement of profit or loss and are part of operating cash flows in the statement of cash flows.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

For the six months ended June 30, 2021

4.2.	Smart Fleet Solutions Limited

On February 11, 2021 Cazoo Holdings Limited acquired 100% of the share capital of Smart Fleet Solutions Limited (“Smart Fleet”) for consideration of £23.2 million, in accordance with IFRS 3. The acquisition balance sheet includes £0.7 million of cash on balance sheet. Total consideration net of cash acquired was £22.5 million for the equity of Smart Fleet.

At the time of the transaction, the Group also acquired £15.9 million of freehold property relating to reconditioning sites operated by Smart Fleet owned by the previous shareholders. Total consideration recognised in accordance with IFRS 3 is therefore £39.1 million.

Smart Fleet is a vehicle refurbishment business operating four state-of-the-art vehicle refurbishment centres across the UK and provides the Group with the capacity to refurbish approximately 200,000 cars per year across all its sites, reducing its reliance on any third-party providers. Smart Fleet’s team of over 500 vehicle refurbishment and logistics staff also provide significant expertise. In addition, Smart Fleet has in place a number of third-party contracts which are strategically beneficial to the Group. The Group acquired Smart Fleet for its UK-wide infrastructure and expertise in the refurbishment of used cars, which is expected to enhance the Group’s ability to operate at scale. The purchase has been accounted for as a business combination under the acquisition method in accordance with IFRS 3. The interim condensed consolidated financial statements include the results of Smart Fleet for the period from the acquisition date.

In calculating goodwill arising from the acquisition, the fair value of net assets acquired was determined. Adjustments to book value were made in the recognition of market value of real estate leases and the fair value of freehold property. The Group has also recognised a number of separately identifiable intangible assets as part of the acquisition, details of the provisional amounts are set out in the table below.

£’000
Property, plant and equipment	25,101
Inventory	333
Trade and other receivables	7,335
Cash	669
Trade and other payables	(2,161)
Loans and borrowings	(3,019)

Total net assets acquired	28,259

Intangible assets recognised on acquisition:

Customer relationships	7,300
Deferred tax arising on intangible assets	(1,600)

Total intangible assets arising on acquisition	5,700

Total identifiable net assets at fair value	33,959

Goodwill	5,166

Purchase consideration transferred	39,125

Satisfied by:
Cash	29,125
Debt assumed and discharged	9,000
Shares issued	1,000

Purchase consideration transferred	39,125

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

For the six months ended June 30, 2021

4.2.	Smart Fleet Solutions Limited (Continued)

The fair value of the ordinary shares issued at the date of acquisition was determined as £10.6 per ordinary share. This is consistent with an independent valuation of the Group’s ordinary shares at the last funding round.

At the date of the acquisition, the carrying amount of trade and other receivables was £7.3 million and all of this was expected to be collectible in the short term. As such, there was no difference between the carrying amount and fair value of trade and other receivables at the date of acquisition.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavourable terms of the lease relative to market terms.

An intangible asset has been recognised for significant customer relationships as future economic benefit is expected to arise from Smart Fleet existing customer relationships. Smart Fleet provides vehicle refurbishment to a small number of customers for which it holds long term relationships.

Goodwill is attributable mainly to the skills and technical talent of Smart Fleet’s workforce, and the synergies expected to be achieved from integrating the company into the Group’s existing car refurbishment process, significantly increasing in-house capacity.

From the date of acquisition to June 30, 2021, Smart Fleet has contributed £11.6 million of revenue and £1.4 million to loss before tax to the Group. If the acquisition had occurred on January 1, 2021, management estimates that the Group’s revenue from continuing operations would have been £251.6 million and the loss from continuing operations for the period would have been £102.5 million.

Transaction costs of £2.0 million have been expensed and are included in administrative expenses in the statement of profit or loss and are part of operating cash flows in the statement of cash flows.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

For the six months ended June 30, 2021

4.2.	Cluno GmbH

On February 23, 2021 the Cazoo Holdings Limited acquired 100% of the share capital of Cluno Gmbh (“Cluno”) for a total consideration of £60.4 million (€69.7 million), as measured in accordance with IFRS 3. The acquisition balance sheet includes £8.6 million of cash. Total consideration net of cash acquired was £51.8 million.

Cluno is a German car subscription services company, with a business similar to Drover and a team of approximately 100 employees based in Munich. Cluno offers a monthly subscription that includes all car expenses other than fuel, with a six-month minimum term per car in Germany with 100 different models from 15 different brands. Cluno has an experienced team and strong supplier and EU-partner relationships. The Group acquired Cluno to accelerate its entry into the EU market and the acquisition provided the Group an existing customer base of over 3,000 active subscribers in Germany along with the associated recurring revenues and a strong team to help launch the Cazoo proposition in Germany and across Europe.

The purchase has been accounted for as a business combination under the acquisition method in accordance with IFRS 3. The interim condensed consolidated financial statements include the results of Smart Fleet for the period from the acquisition date.

In calculating goodwill arising from the acquisition, the fair value of net assets acquired was assessed and no material adjustments from book value were made to existing assets and liabilities. The Group has recognised a number of separately identifiable intangible assets as part of the acquisition, details of the provisional amounts are set out in the table below.

£’000
Property, plant and equipment	27,181
Cash	8,589
Trade and other receivables	5,493
Trade and other payables	(5,982)
Loans and borrowings	(23,708)

Total net assets acquired	11,573

Intangible assets recognised on acquisition:

Software	4,445
Brand	1,444
Deferred tax arising on intangible assets	(1,767)

Total intangible assets recognised on acquisition	4,122

Total identifiable net assets at fair value	15,695

Goodwill	44,659

Purchase consideration transferred	60,354

Satisfied by:
Cash	28,722
Shares issued	31,009
Voluntary employee share option plan	623
Purchase consideration transferred	60,354

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

For the six months ended June 30, 2021

4.3.	Cluno GmbH (Continued)

The fair value of the ordinary shares issued at the date of acquisition was determined as £10.6 per ordinary share. This is consistent with an independent valuation of the Group’s ordinary shares at the last funding round.

At the date of the acquisition, the carrying amount of trade and other receivables was £5.5 million and all of this was expected to be collectible in the short term. As such, there was no difference between the carrying amount and fair value of trade and other receivables at the date of acquisition.

The Group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities and adjusted to reflect the unfavourable terms of the lease relative to market terms.

Software acquired represents Cluno’s subscription platform system that has been developed in-house and is considered to be Cluno owned intellectual property. The platform underpins Cluno’s business allowing customers to book, pay and manage their subscriptions.

Cluno is Germany’s leading car subscription provider. The brand is considered to be highly recognisable in Germany.

Goodwill is attributable mainly to the skills and technical talent of Cluno’s workforce, and the synergies expected to be achieved from integrating the company into the Group’s existing standard car business.

From the date of acquisition to June 30, 2021, Cluno has contributed £4.5 million of revenue and £5.0 million to loss before tax to the Group. If the acquisition had occurred on January 1, 2021, management estimates that the Group’s revenue from continuing operations would have been £250.1 million and the loss from continuing operations for the period would have been £104.2 million.

Transaction costs of £0.9 million have been expensed and are included in administrative expenses in the statement of profit or loss and are part of operating cash flows in the statement of cash flows.

5.	Taxation

The Group calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the interim condensed consolidated statement of profit or loss are:

	June 30 2021 £’000	June 30 2020 £’000

Current income tax expense	(24)	-
Deferred tax credit relating to origination and reversal of temporary differences	7,350	-

Income tax credit recognised in statement of profit or loss	7,326	-

A deferred tax liability arises due to a purchase price adjustment on the acquisition of subsidiaries where the fair value of intangible assets exceeded the tax basis in the subsidiaries. A deferred tax asset on losses is only recognised to the extent that it reduces the deferred tax liability arising to nil due to uncertainty of recoverability.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

For the six months ended June 30, 2021

6.	Property, plant and equipment

During the six months ended June 30, 2021, the Group acquired property, plant and equipment with a cost of £51.0 million (six months ended June 30, 2020: £8.2 million). In addition, the Group recognised property, plant and equipment on acquisition of subsidiaries with a cost of £56.1 million (six months ended June 30, 2020: £nil). Details of property, plant and equipment recognised on acquisition of subsidiaries are set out in Note 4.

7.	Intangible assets

During the six months ended June 30, 2021, the Group acquired intangible assets with a cost of £4.8 million (six months ended June 30, 2020: £0.7 million). In addition, the Group recognised goodwill and other intangible assets on acquisition of subsidiaries with a cost of £128.2 million (six months ended June 30, 2020: £nil). Details of goodwill and other intangible assets recognised on acquisition of subsidiaries are set out in Note 4.

The reconciliation of carrying amount of goodwill is presented in the table below:

Goodwill
£’000
Cost
At December 31, 2020	22,693
Additions	-
Acquisition of subsidiaries	94,135

At June 30, 2021	116,828

Accumulated impairment
At December 31, 2020	-
Impairment loss	-

At June 30, 2021	-

Net book value
At June 30, 2021	116,828
At December 31, 2020	22,693

8.	Trade and other payables

	June 30 2021 £’000	December 31 2020 £’000
Trade payables	24,036	12,668
Accruals and other creditors	31,816	10,348
Tax and social security payables	4,115	2,119
Contract liabilities	13,678	9,059
Deferred consideration	2,924	1,375

	76,569	35,569

Current	76,569	35,569
Non-current	-	-

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

For the six months ended June 30, 2021

9.	Loans and borrowings

The book value of loans and borrowings are as follows:

	June 30 2021 £’000	December 31 2020 £’000
Current

Stocking loans	116,155	86,709
Mortgages	523	1,368
Lease liabilities	14,125	6,540

	130,803	94,617
Non-current

Mortgages	1,776	2,126
Lease liabilities	46,702	41,508

	48,478	43,634

Total loans and borrowings	179,281	138,251

The Group’s loans and borrowings are mainly denominated in Pound Sterling.

10.	Provisions

Dilapidation Provisions
£’000

At December 31, 2021	3,363

Acquisition of subsidiaries	275
Recognised during the period	525

4,163

Current	-

Non-current	4,163

The dilapidation provisions relate to the expected reinstatement costs of leased office buildings, collection centres and vehicles back to the conditions required by the lease. Cash outflows associated with the dilapidation provisions are to be incurred at the end of the relevant lease term, between 4 and 20 years.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

For the six months ended June 30, 2021

11.	Financial instruments

11.1.	Financial assets

Set out below, is an overview of financial assets, other than cash and short-term deposits, held by the Group as at June 30, 2021 and December 31, 2020:

	June 30 2021 £’000	December 31 2020 £’000
Debt instruments at amortised cost
Trade receivables	12,715	7,243
Contract assets	153	599
Lease deposits	1,954	2,653

	14,822	10,495

Current	14,822	10,495
Non-current	-	-

11.2.	Financial liabilities

Set out below is an overview of financial liabilities held by the Group as at June 30, 2021 and December 31, 2020:

	June 30 2021 £’000	December 31 2020 £’000
Financial liabilities at amortised cost
Current:
Lease liabilities	14,125	6,540
Stocking loans	116,155	86,709
Mortgages	523	1,368
Warrants	6,648	-

	137,451	94,617
Non- current:
Lease liabilities	46,702	41,508
Mortgages	1,776	2,126
Warrants	-	-

	48,478	43,634

11.3.	Fair value

Management assessed that the fair value of trade receivables, other receivables, stocking loans and trade and other payables approximate their carrying value due to the short-term maturities of these instruments.

The fair value of trade receivables, other receivables, stocking loans and trade and other payables has been measured using level 3 valuation inputs.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

For the six months ended June 30, 2021

12.	Cash and cash equivalents

For the purpose of the condensed consolidated statement of cash flows, cash and cash equivalents are comprised of the following:

	June 30 2021 £’000	December 31 2020 £’000
Cash at bank available on demand
Cash held in short term deposit accounts	32,373	52,742
	27,974	190,782

Cash and cash equivalents in the statement of cash flows	60,347	243,524

13.	Events after the reporting date

13.1.	The business combination

On March 29, 2021, Ajax I, a Cayman Islands exempted company (“Ajax”), Cazoo and Capri Listco, a Cayman Islands exempted company (“Listco”), entered into the Business Combination Agreement, as amended by the First Amendment thereto, dated as of May 14, 2021 (the “Business Combination Agreement”), which, among other things, provided that (i) Ajax would merge with and into Listco, with Listco continuing as the surviving company, and (ii) Listco would acquire all of the issued and outstanding shares of Cazoo via exchange for a combination of shares of Listco and cash consideration (the “Business Combination”).

Upon consummation of the Business Combination, shareholders of Ajax and Cazoo became shareholders of Listco, and Listco changed its name to “Cazoo Group Ltd.” Upon consummation of the Business Combination the Class A ordinary shares, par value $0.001 per share (the “Class A Shares”) and warrants of Cazoo Group Ltd became listed on the New York Stock Exchange under the symbols “CZOO” and “CZOO WS,” respectively. The transaction shall be treated as a “reverse acquisition” where Cazoo Holdings Limited is identified as accounting acquirer. The operations of the Group substantially comprise the ongoing operations of the combined company.

13.2.	Additional stocking facility

During August 2021, the Group entered into a €20 million stocking facility to finance the purchase of retail cars in Europe.

13.3.	Acquisition of Cazana Limited

On September 2, 2021, Cazoo Holdings Limited acquired Cazana Limited (‘Cazana’) for net consideration of approximately £25 million in cash.

Founded in 2012, Cazana has grown to a team of more than 50 staff including data scientists and engineers headquartered in London. Cazana has built an extensive dataset of over 500 million historic vehicle transactions from a range of countries, including the UK, Germany, France, Spain and Italy, and its tools are used by car manufacturers, lenders, fleet owners and insurers.

Cazana’s products include real-time vehicle valuation, pricing and stock management tools, and the Group’s acquisition of Cazana will combine its brand, proposition and platform with Cazana’s extensive data, products and expertise. The Group anticipates the deal will enhance its data team and capabilities and allow the Group to further optimise its car buying and pricing across the UK & Europe for the benefit of consumers.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Continued)

For the six months ended June 30, 2021

13.4.	Acquisition of SMH Fleet Solutions Limited

On September 15, 2021, Cazoo Holdings Limited acquired SMH Fleet Solutions Limited (‘SMH’) for a cash consideration of approximately £70 million, net of cash acquired.

Established in 2003, SMH has a team of over 500 expert staff and has the capacity to process 70,000 vehicle refurbishments annually from five vehicle preparation sites across 136 acres in Bedford, Gloucester, Throckmorton, Worcester and St Helens. SMH also carries out over 150,000 vehicle movements per year with a team of over 300 logistics specialists as well as operating an online wholesale platform for used cars.

The combination of Cazoo’s online retail platform and brand with SMH’s leading infrastructure and expertise will double Cazoo’s overall vehicle reconditioning, logistics and storage capabilities in the UK with 10 total sites across more than 265 acres, as well as providing it with an experienced team of hundreds of additional vehicle preparation and logistics specialists and its own digital wholesale platform.

As of the date of this report, management has not completed its purchase price allocation exercise for the above acquisitions. Full details of the fair value of assets and liabilities acquired are not available yet and will be provided in the Group’s results for the year ended December 31, 2021.

14.	Related party transactions

No reportable related party transactions occurred during the period ended June 30, 2021 (six months ended June 30, 2020: nil) other than the remuneration of key management personnel.